Exhibit 99.1

GFL Environmental Reports Second Quarter 2020 Results

•	Revenue of $993.3 million, increase of 19.5%

•	Adjusted EBITDA* of $261.5 million, increase of 23.4%

•	Adjusted EBITDA* margin of 26.3%, increase of 80 basis points. Solid Waste Adjusted EBITDA margin of 30.6%, increase of 180 basis points

•	Adjusted earnings per share* of $0.03; Loss per share of $(0.32)

•	Announced acquisition of divesture package from Waste Management and ADS

•	Cash balance of $724 million and over $1.3 billion of available liquidity

VAUGHAN, ON, August 5, 2020 — GFL Environmental Inc. (NYSE/ TSX: GFL) ("GFL" or the "Company") today announced its results for the second quarter of 2020.

"We are very pleased with our strong results for the quarter. Despite the impacts of COVID-19 on parts of the North American economy, we were able to grow revenue in the quarter by 19.5% and Adjusted EBITDA by 23.4%, compared to the second quarter of 2019, resulting in our highest ever reported revenue, Adjusted EBITDA and Adjusted EBITDA margin. Our results for the quarter re-inforce the resiliency of our business model and our success in executing our margin enhancing strategic initiatives. Our skilled team of managers and operators exceeded our expectations in responding to the slowdown resulting from the pandemic" said Patrick Dovigi, Founder and Chief Executive Officer. "Over the course of the quarter as markets and economies began to re-open we saw, and continue to see, sequential increases in commercial activity and volumes in the markets that we serve."

"In response to the spread of COVID-19 and resulting governmental measures, we have implemented business continuity initiatives focused on prioritizing the health and safety of our workforce. I want to thank our over 13,000 employees for their continued hard work and commitment during these challenging times. Without them, we would not be able to provide our essential services to the customers and communities that depend on us."

Mr. Dovigi added "We remain focused on pursuing our growth strategies, including through organic revenue growth and acquisitions. In June we announced the acquisition from Waste Management, Inc. and Advanced Disposal Services, Inc. of a portfolio of vertically integrated solid waste collection, transfer, recycling and disposal assets across 10 states. The acquisition, which is targeted to close in the third quarter of 2020, is expected to be financed through a combination of capacity under our revolving credit facility and cash on hand. Following the acquisition we expect to maintain our current credit rating profile and leverage within previously stated ranges. With our strong balance sheet, available liquidity and proven access to the capital markets, we believe we are well-positioned to continue to pursue strategic and accretive opportunities as they present themselves."

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Second Quarter and Year to Date Results

Revenue increased by 19.5% to $993.3 million in the second quarter of 2020 compared to the second quarter of 2019. Solid waste core price for the second quarter of 2020 was 3.7% compared to 4.4% in the comparable quarter of the prior year, resulting from our decision to temporarily suspend pricing initiatives in response to COVID-19 disruptions. Solid waste volumes declined 8.3% for the second quarter of 2020, with 80% of the decline attributable to our commercial and industrial collection operations. Revenue for the six months ended June 30, 2020 was $1,924.6 million, an increase of 24.0% compared to the same period in 2019. The increase in both periods was driven by significant revenue growth across all reportable segments both organically and through acquisitions.

Adjusted EBITDA* increased by 23.4% to $261.5 million in the second quarter of 2020 compared to the second quarter of 2019, primarily attributable to strong revenue growth in the quarter. Adjusted EBITDA* includes $2.5 million of COVID-19 related costs specifically attributable to incremental personal protective equipment as well as $3.5 million of incremental bad debt expenses. Adjusted EBITDA* margin was 26.3% for the second quarter of 2020 as compared to 25.5% in the prior year period. Net loss increased from $68.1 million for the second quarter of 2019 to $115.5 million for the second quarter of 2020 driven primarily by the changes in Adjusted EBITDA* partially offset by a mark-to-market loss on our tangible equity unit derivative purchase contracts.

Adjusted EBITDA* increased by 23.9% to $484.3 million for the six months ended June 30, 2020 compared to the same period in the prior year, primarily attributable to strong revenue growth in the period. Net loss increased from $161.4 million for the six months ended June 30, 2019 to $393.5 million for the six months ended June 30, 2020 driven by costs associated with our initial public offering and the early redemption of several series of our outstanding unsecured bonds and the extinguishment of our 11% payment-in-kind notes as part of the pre-closing capital changes implemented immediately prior to our initial public offering.

Cash flow from operating activities increased by 137.3% to $132.2 million in the second quarter of 2020 compared to the second quarter of 2019. For the six months ended June 30, 2020, cash flow from operating activities was $82.0 million, an increase of 125.9% compared to the same period in the prior year.

Q2 2020 Earnings Call

GFL will host a conference call related to our second quarter earnings on Thursday, August 6, 2020 at 8:00 am Eastern time. A live audio webcast of the conference call can be accessed by logging onto the Company's Investors page at investors.gflenv.com or by clicking here or listeners may access the call toll-free by dialing (833) 968-1934 (conference ID 2382886) approximately 15 minutes prior to the scheduled start time. For those unable to listen live, an audio replay of the call will be available until August 20, 2020 by dialing (800) 585-8367 or (416) 621-4642. A copy of the presentation for the call will be available on our website at https://investors.gflenv.com or by clicking here.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 23 states in the United States. Across its organization, GFL has a workforce of more than 13,000 employees and provides its broad range of environmental services to more than 135,000 commercial and industrial customers and its solid waste collection services to more than 4 million households.

For more information, visit the GFL web site at www.gflenv.com. To subscribe for investor email alerts please visit https://investors.gflenv.com or click here.

* A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule

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Forward-Looking Statements

This release includes certain "forward-looking statements", including statements relating to the expected timing and financing of the acquisition described above, our expected credit rating, the impact of the COVID-19 pandemic on the Company's operations, liquidity and financial results and the Company's ability to execute on its growth strategy. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the "Risk Factors" section of the Company's final prospectus relating to its initial public offering dated March 2, 2020 and the Company's other periodic filings with the SEC and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable, certain expenses, costs, charges or benefits incurred in such period which in management's view are either not indicative of our underlying business performance or impact the ability to assess the operating performance of our business. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. We use Adjusted EBITDA Margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Adjusted Net Income (Loss) represents net income (loss) adjusted for (a) amortization of intangibles, (b) the increase in property, plant and equipment depreciation, (c) the IPO transaction related expenses, (d) loss on the extinguishment of debt (e) amortization of deferred financing costs (f) loss or gain on the revaluation of the tangible equity units ("TEUs"), (g) foreign exchange loss or gain, (h) transaction costs, (i) acquisition, rebranding and other costs, (j) TEU amortization expense, and (k) the tax impact of the forgoing. Adjusted earnings (loss) per share is defined as Adjusted Net Income (Loss) divided by the weighted average shares in the period. We believe that Adjusted earnings (loss) per share provides a meaningful comparison of current results to prior periods' results by excluding items that the Company does not believe reflect its fundamental business performance.

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Net leverage is a supplemental measure used by management to evaluate the underlying trends in the business and capital allocation strategies. Net leverage is equal to our gross debt, reduced by our cash and cash equivalents, divided by Run-Rate EBITDA.

Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments (defined below) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how the Company would have performed if each of the interim acquisitions had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants.

Acquisition EBITDA represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to (a) give effect to the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period ("Acquisition EBITDA adjustments"), and (b) give effect to contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition. Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

All references to "$" in this press release are to Canadian dollars, unless otherwise noted.

For further information:
Patrick Dovigi, Founder and Chief Executive Officer,
+1 905-326-0101
pdovigi@gflenv.com

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GFL Environmental Inc. Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss (In millions of dollars except per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Notes	2020	2019	2020	2019
Revenue	12	$993.3	$831.4	$1,924.6	$1,552.3
Expenses
Cost of sales		881.3	739.5	1,733.6	1,393.0
Selling, general and administrative expenses		104.1	81.4	259.2	163.6
Interest and other finance costs		95.4	126.9	364.8	250.9
Deferred purchase consideration		—	—	1.0	1.0
Loss on sale of property, plant and equipment		0.5	1.8	2.1	1.5
(Gain) loss on foreign exchange		(8.4)	(28.1)	97.6	(44.8)
Mark-to-market loss (gain) on TEU derivative purchase contract	10	74.2	—	(14.2)	—
		1,147.1	921.5	2,444.1	1,765.2
Loss before income taxes		(153.8)	(90.1)	(519.5)	(212.9)
Current income tax expense		2.0	0.4	3.7	0.2
Deferred tax recovery		(40.3)	(22.5)	(129.7)	(51.7)
Income tax recovery		(38.3)	(22.1)	(126.0)	(51.5)
Net loss		(115.5)	(68.0)	(393.5)	(161.4)

Items that may be subsequently reclassified to net loss
Currency translation adjustment		(205.7)	(48.4)	72.1	(84.2)
Fair value movements on cash flow hedges, net of tax		10.9	38.8	25.2	36.7
Other comprehensive (loss) income		(194.8)	(9.6)	97.3	(47.5)
Total comprehensive loss		$(310.3)	$(77.6)	$(296.2)	$(208.9)

Loss per share
Basic	11	$(0.32)	$(0.38)	$(1.09)	$(0.91)
Diluted	11	(0.32)	(0.38)	(1.09)	(0.91)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

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GFL Environmental Inc.
Unaudited Interim Condensed Consolidated Statements of Financial Position
(In millions of dollars)

	Notes	June 30, 2020	December 31, 2019
Assets
Current assets
Cash		$723.9	$574.8
Trade and other receivables, net of allowance		744.0	713.4
Prepaid expenses and other assets		150.6	132.1
		1,618.5	1,420.3
Non-current assets
Property, plant, and equipment, net	4	3,301.3	2,850.1
Intangible assets, net	5	3,121.1	2,848.0
Other long-term assets		33.5	31.6
Goodwill	6	5,823.3	5,173.8
		13,897.7	12,323.8
Liabilities
Current liabilities
Accounts payable and accrued liabilities		701.5	732.0
Income taxes payable		2.6	2.9
Current portion of long term debt	8	3.9	64.4
Current portion of lease obligations	9	38.7	33.2
Current portion of due to related party	18	12.8	7.0
Current portion of tangible equity units	10	63.4	—
Current portion of landfill closure and post-closure obligations	7	18.6	25.6
		841.5	865.1
Non-current liabilities
Long-term debt	8	5,084.3	7,560.7
Lease obligations	9	151.4	158.9
Other long-term liabilities		9.0	12.4
Due to related party	18	37.2	14.0
Deferred income tax liabilities		746.8	733.8
Tangible equity units	10	959.0	—
Landfill closure and post-closure obligations	7	241.7	211.0
		8,070.9	9,555.9
Shareholders’ equity
Share capital	14	6,859.7	3,524.5
Contributed surplus	14	36.3	16.4
Deficit		(1,163.8)	(770.3)
Accumulated other comprehensive income (loss)		94.6	(2.7)
		5,826.8	2,767.9
		$13,897.7	$12,323.8

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

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GFL Environmental Inc.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
(In millions of dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2020	2019	2020	2019
Operating activities
Net loss		$(115.5)	$(68.0)	$(393.5)	$(161.4)
Adjustments for non-cash items
Depreciation and amortization of property, plant and equipment	4	123.6	101.3	246.3	195.5
Amortization of intangible assets	5	111.1	80.3	210.2	161.0
Interest and other finance costs		95.4	126.9	364.8	250.9
Share based payments	14	4.2	3.6	19.9	7.2
(Gain) loss on unrealized foreign exchange on long-term debt		(7.5)	(23.2)	104.8	(44.2)
Loss on sale of property, plant and equipment		0.5	1.8	2.1	1.5
Mark-to-market loss (gain) on TEU purchase contract	10	74.2	—	(14.2)	—
Mark-to-market loss on fuel hedge		0.6	0.3	1.8	0.3
Current income tax expense		2.0	0.4	3.7	0.2
Deferred tax recovery		(40.3)	(22.5)	(129.7)	(51.7)
Interest paid in cash, net		(84.9)	(86.8)	(244.6)	(164.0)
Income taxes paid in cash, net		(0.8)	(1.8)	(4.0)	(1.8)
Changes in non-cash working capital items	15	(28.5)	(54.2)	(82.5)	(154.0)
Landfill closure and post-closure expenditures	7	(1.9)	(2.4)	(3.1)	(3.2)
		132.2	55.7	82.0	36.3
Investing activities
Proceeds on sale of property, plant and equipment		4.0	14.3	4.4	15.3
Purchase of property, plant and equipment and intangible assets		(119.8)	(107.3)	(220.0)	(206.9)
Business acquisitions, net of cash acquired	3	(12.3)	(73.3)	(1,138.3)	(187.2)
		(128.1)	(166.3)	(1,353.9)	(378.8)
Financing activities
Repayment of lease obligations		(16.1)	(25.7)	(47.4)	(33.5)
Issuance of long-term debt		785.2	803.8	1,600.9	1,024.9
Repayment of long-term debt		(80.7)	(425.8)	(4,397.8)	(435.2)
Issuance of share capital, net of issuance costs		—	—	3,257.6	—
Issuance of tangible equity units, net of issuance costs	10	—	—	1,006.9	—
Repayment of tangible equity unit amortizing note		(15.8)	—	(15.8)	—
Return of capital		—	—	(0.8)	(0.8)
Payment of financing costs		(10.2)	(9.0)	(10.5)	(11.8)
Issuance of loan from related party	18	—	—	29.0	—
Repayment of loan to related party		—	—	—	(3.5)
Cheques issued in excess of cash on hand		—	(19.0)	—	—
		662.4	324.3	1,422.1	540.1

Increase in cash		666.5	213.7	150.2	197.6
Changes due to foreign exchange revaluation of cash		(34.0)	(4.4)	(1.1)	4.3
Cash, beginning of period		91.4	—	574.8	7.4
Cash, end of period		$723.9	$209.3	$723.9	$209.3

Supplementary information
Business acquisitions financed through issuance of share capital		$—	$—	$78.4	$—
Asset additions financed through leases		0.8	25.7	31.4	25.7

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

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SUPPLEMENTAL DATA

You should read the following information in conjunction with our audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2019 as well as our unaudited interim condensed consolidated financial statements and notes thereto for the three and six months ended June 30, 2020.

Solid Waste Growth

The following table summarizes the components of our solid waste growth for the periods indicated:

	June 30, 2020	June 30, 2019
Price and surcharges	3.7%	4.4%
Volume	(8.3)%	2.6%
Recycling	0.4%	(0.9)%
Foreign exchange impact	2.1%	0.9%
Acquisitions	24.1%	114.2%
Total growth	22.0%	121.2%

Net Leverage

The following table presents the calculation of Net Leverage for the periods indicated (all amounts are in millions of dollars unless otherwise stated):

	June 30, 2020	December 31, 2019
Total debt, gross	$5,217.0	$7,675.7
Less cash and cash equivalents	(723.9)	(574.8)
	4,493.1	7,100.9
Trailing twelve months Adjusted EBITDA	919.4	825.8
Acquisition EBITDA adjustments	116.9	98.9
Run rate EBITDA	$1,036.3	$924.7
Net Leverage	4.34x	7.68x

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NON-IFRS RECONCILIATION SCHEDULE

Adjusted EBITDA

The following tables provide a reconciliation of our net loss to EBITDA and Adjusted EBITDA for the periods presented:

($ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019
Net loss	$(115.5)	$(68.0)
Add:
Interest and other finance costs	95.4	126.9
Depreciation and amortization	123.6	101.3
Amortization of intangible assets	111.1	80.3
Income tax recovery	(38.3)	(22.1)
EBITDA	176.3	218.4
Add:
Gain on foreign exchange(1)	(8.4)	(28.1)
Loss on sale of property, plant and equipment	0.5	1.8
Mark-to-market loss on fuel hedge	0.6	0.3
Mark-to-market loss on TEU purchase contract(2)	74.2	—
Share-based payments(3)	4.2	3.6
Transaction costs(4)	7.7	9.1
IPO transaction costs(5)	4.9	—
Acquisition, rebranding and other integration costs(6)	1.5	6.8
Adjusted EBITDA	$261.5	$211.9

($ millions)	Six months ended June 30, 2020	Six months ended June 30, 2019
Net loss	$(393.5)	$(161.4)
Add:
Interest and other finance costs	364.8	250.9
Depreciation and amortization	246.3	195.5
Amortization of intangible assets	210.2	161.0
Income tax recovery	(126.0)	(51.5)
EBITDA	301.8	394.5
Add:
Loss (gain) on foreign exchange(1)	97.6	(44.8)
Loss on sale of property, plant and equipment	2.1	1.5
Mark-to-market loss on fuel hedge	1.8	0.2
Mark-to-market gain on TEU purchase contract(2)	(14.2)	—
Share-based payments(3)	19.9	7.2
Transaction costs(4)	18.9	18.6
IPO transaction costs(5)	46.2	—
Acquisition, rebranding and other integration costs(6)	9.2	12.8
Deferred purchase consideration	1.0	1.0
Adjusted EBITDA	$484.3	$391.0

(1)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments, and (ii) gains and losses attributable to foreign exchange rate fluctuations.

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(2)	This is a non-cash item that consists of the fair value “mark to market” adjustment on the TEU Purchase Contract.

(3)	This is a non-cash item and consists of the amortization of the estimated fair market value of share-based options granted to certain members of management under share-based option plans.

(4)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(5)	Consists of costs associated with the IPO, such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expensed as incurred.

(6)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We may incur similar expenditures in the future in connection with other acquisitions. This is part of cost of goods sold.

Adjusted Net Income (Loss)

The following tables provide a reconciliation of our net loss to Adjusted Net Income (Loss) for the periods presented:

($ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019
Net Loss	$(115.5)	$(68.0)
Add:
Amortization of intangibles	111.1	80.3
PP&E depreciation increase due to recapitalization	4.7	4.7
IPO transaction costs	4.9	—
Loss on extinguishment on debt	—	—
Amortization of deferred financing costs	2.9	2.4
Mark-to-market gain on TEU derivative purchase contract	74.2	—
Foreign exchange loss	(8.4)	(28.1)
Transaction costs	7.7	9.1
Acquisition rebranding and other integration costs	1.5	6.8
TEU amortization expense	0.9	—
Tax effect	(72.2)	(20.0)
Adjusted Net Income (Loss)	$11.8	$(12.8)
Adjusted earnings (loss) per share basic and diluted	$0.03	$(0.07)

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($ millions)	Six months ended June 30, 2020	Six months ended June 30, 2019
Net Loss	$(393.5)	$(161.4)
Add:
Amortization of intangibles	210.2	161.0
PP&E depreciation increase due to recapitalization	9.4	9.4
IPO transaction costs	46.2	—
Loss on extinguishment on debt	133.2	—
Amortization of deferred financing costs	22.6	4.7
Mark-to-market gain on TEU derivative purchase contract	(14.2)	—
Foreign exchange loss	97.6	(44.8)
Transaction costs	18.9	18.6
Acquisition rebranding and other integration costs	9.2	12.8
TEU amortization expense	1.1	—
Tax effect	(138.2)	(42.9)
Adjusted Net Income (Loss)	$2.5	$(42.6)
Adjusted earnings (loss) per share basic and diluted	$0.01	$(0.24)

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